FOR IMMEDIATE RELEASE
May 27, 2014

PROXY ADVISORY FIRMS SUPPORT
DISCLOSURE OF PAY RECOUPMENT AT WALMART

DETROIT, MICHIGAN—Influential proxy advisory firms Institutional Shareholder Services (ISS) and Glass Lewis are supporting Proposal No. 5 at Walmart, a shareholder proposal calling on Walmart to publicly disclose whether it has clawed back pay from executives whose actions have caused significant financial harm to the company and its owners.

Proposal 5, Request for Annual Report on Recoupment of Executive Pay, was filed at Walmart by a global investor coalition led by the UAW Retiree Medical Benefits Trust (Trust) and the Illinois State Board of Investment and will be considered by investors at the company's June 6, 2014 annual meeting.

"We welcome the support of ISS and Glass Lewis ahead of Walmart's annual meeting," said Meredith Miller, Chief Corporate Governance Officer for the Trust. "Disclosure of misconduct-based incentive pay recovery takes on additional urgency at Walmart, which continues to face intense scrutiny for serious compliance missteps. Increased transparency around the use of clawbacks fosters a culture of ethical behavior while reinforcing that misconduct by senior employees has tangible repercussions.”

Proposal 5 asks Walmart’s board to annually disclose whether or not the company clawed back or recouped incentive compensation from any senior executive for misconduct that exposes the company to serious financial, legal, and reputational risks. The investor coalition filed the proposal in light of a global bribery and corruption scandal that has cost Walmart over $439 million – an amount expected to rise– and prompted investigations by the U.S. Department of Justice and the Securities and Exchange Commission. The company also recently pled guilty and paid over $110 million in connection with federal and state charges of illegally dumping hazardous waste in California and Missouri.

“Walmart’s incentive pay plans have provided for some form of pay recovery for over a decade but not disclosure as to whether these measures have been applied,” said William Atwood, Executive Director of the Illinois State Board of Investment. “The global business landscape continues to evolve in ways that demand significantly more transparency and accountability from the firms operating both here and abroad. It’s time for Walmart to assert its role as a worldwide leader and disclose when pay has been clawed back.”

The global investor coalition filed a similar proposal at Walmart in 2013.

Coalition members and filers of the proposal include: UAW Retiree Medical Benefits Trust; Illinois State Board of Investment; Connecticut Retirement Plans and Trust Funds; Amalgamated Bank LongView Funds; and F&C Management Ltd.

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The $56 billion UAW Retiree Medical Benefits Trust is the largest non-governmental payor of retiree health care benefits in the United States, providing health care benefits to over 760,000 UAW retirees and dependents.

The Illinois State Board of Investment, a $14.5 billion fund, has fiduciary responsibility for managing the pension assets of the General Assembly Retirement System, the Judges’ Retirement System of Illinois and the State Employees’ Retirement System of Illinois.

CONTACT:          Patricia McCarthy
UAW Retiree Medical Benefits Trust
C: (313) 418-4155
O: (313) 882-9200
patty@prmccarthy.com